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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

PROS Holdings, Inc.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

74346Y 10 3

(CUSIP Number)

12/31/08

(Date of Event Which Requires Filing of this Statement)

This schedule is being filed pursuant to Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74346Y 10 3	13G	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	TA/Advent VIII L.P.	04-3334380
	TA Executives Fund LLC	04-3398534
	TA Investors LLC	04-3395404
2	CHECK THE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

	TA/Advent VIII L.P.	Delaware
	TA Executives Fund LLC	Delaware
	TA Investors LLC	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
		TA/Advent VIII L.P.	0
		TA Executives Fund LLC	0
		TA Investors LLC	0
	6	SHARED VOTING POWER
		N/A
	7	SOLE DISPOSITIVE POWER
		TA/Advent VIII L.P.	0
		TA Executives Fund LLC	0
		TA Investors LLC	0
	8	SHARED DISPOSITIVE POWER
		N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	TA/Advent VIII L.P.	0
	TA Executives Fund LLC	0
	TA Investors LLC	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	TA/Advent VIII L.P.	0.00%
	TA Executives Fund LLC	0.00%
	TA Investors LLC	0.00%
12	TYPE OF REPORTING PERSON
	One Limited Partnerships
	Two Limited Liability Corporations

SEE INSTRUCTION BEFORE FILLING OUT!

Attachment to Form 13G	Page 3

Item 1	(a)	Name of Issuer:

PROS Holdings, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

3100 Main Street, Suite 900 Houston, TX 77002

Item 2	(a)	Name of Person Filing:

TA/Advent VIII L.P. TA Executives Fund LLC TA Investors LLC

Item 2	(b)	Address of Principal Business Office:

c/o TA Associates John Hancock Tower 200 Clarendon Street, 56th Floor Boston, MA 02116

Item 2	(c)	Citizenship:

Not Applicable

Item 2	(d)	Title and Class of Securities:

Common

Item 2	(e)	CUSIP Number:

74346Y 10 3

Item 3	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

Not Applicable

Item 4	Ownership

Item 4	(a)	Amount Beneficially Owned:	Common Stock

		TA/Advent VIII L.P.	0
		TA Executives Fund LLC	0
		TA Investors LLC	0

Item 4	(b)	Percent of Class	Percentage

		TA/Advent VIII L.P.	0.00%
		TA Executives Fund LLC	0.00%
		TA Investors LLC	0.00%

Item 4	(c)	Number of shares as to which such person has:

		(i) sole power to vote or direct the vote:	Common Stock

		TA/Advent VIII L.P.	0
		TA Executives Fund LLC	0
		TA Investors LLC	0

		(ii) shared power to vote or direct the vote:

		N/A

		(iii) sole power to dispose or direct the disposition:	Common Stock

		TA/Advent VIII L.P.	0
		TA Executives Fund LLC	0
		TA Investors LLC	0

		(iv) shared power to dispose or direct the disposition

		N/A

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the subsidiary that acquired the Security being reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

TA/Advent VIII L.P., TA Executives Fund LLC, and TA Investors LLC, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of PROS Holdings, Inc.

Dated: February 13, 2009

TA/Advent VIII L.P.
By:	TA Associates VIII LLC., its General Partner
By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Executives Fund LLC
By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Investors LLC
By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer